NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 (the "Warrants") of 10X Capital Venture Acquisition Corp. III (the "Company") from listing and registration on the Exchange at the opening of business on July 19, 2024, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrants are no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company's Warrants are no longer suitable for listing pursuant to Section 1001 of the NYSE American Company Guide (the "Company Guide") due to the low trading price of the Warrants. On June 24, 2024, the Exchange determined that the Warrants of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE American. The Company was notified on June 25, 2024. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on June 25, 2024. Trading in the Warrants was suspended on June 24, 2024. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Warrants, provided it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.